Exhibit 99.1

December 7, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), was notified on the date hereof that the Asociación de Usuarios Bancarios Argentinos (ACUBA ), a local Argentine association focused on consumer defense, has filed a class action lawsuit (Class action lawsuit number 123,100).

The class action lawsuit seeks to nullify certain increases and modifications made by the Bank to the “Galicia accounts maintenance and services fees” for allegedly not being in compliance with provisions 2.3.4 and 2.3.5 of the Argentine Central Bank Communiqué “A” 5460. The class action lawsuit also seeks to nullify each of the price changes made by the Bank for “recovery management.”

The lawsuit was filed in the Civil and Commercial Court of First Instance number 1 of the Judicial Department of Mar del Plata.

The Bank is analyzing the content and implications of the class action lawsuit. The Bank believes that an unfavorable resolution of the class action lawsuit will not have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.